Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

August 11, 2015

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Melissa Raminpour, Branch Chief
Re:	Scorpio Tankers Inc. Form 20-F for Fiscal Year Ended December 31, 2014 Filed March 31, 2015 File No. 001-34677
Dear Ms. Raminpour:
On behalf of Scorpio Tankers Inc. (the "Company"), we submit this response to your letter dated July 15, 2015, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2014 (the "2014 Annual Report").  The Company's responses, together with the Staff's comments, are set forth below.  In addition, attached hereto as Appendix I is the Company's written acknowledgement that was requested by the Commission in connection with this response letter.
Form 20-F for the year ended December 31, 2014
Selected Financial Data, page 1
1.	Please revise to include disclosure of cash dividends declared per common share in accordance with Instruction 2 to Item 301 of Regulation S-K.
The Company acknowledges the Staff's comment and will make appropriate changes to the table set forth in Item 3. Key Information – A. Selected Financial Data when it files its annual report on Form 20-F for the year ended December 31, 2015.  In response to the Staff's comment, the Company has included as Appendix II to this letter an illustrative mark-up of what this would look like if the changes were applied to the table set forth in Item 3. Key Information – A. Selected Financial Data contained in the 2014 Annual Report.  In addition, the Company supplementally advises the Staff that the cash dividends declared per common share are disclosed in the 2014 Annual Report in (1) Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Dividends; (2) Item 8. Financial Information – Dividend Policy; and (3) the Consolidated Financial Statements in Note 14 – Common Shares – Dividend Payments.
Note 8. Investment in Dorian, page F-29
2.	We note that in June 2014 you acquired 7,500,000 of your common shares from an existing shareholder in exchange for 3,422,665 common shares of Dorian, and as a result recognized gain of $10 9 million in your statement of income or loss, and your ownership in Dorian decreased to 16.3%. Please explain to us how you calculated or determined the $10.9 million gain on this transaction. As part of your response, please tell us how you determined the value of your common shares acquired and the shares of Dorian sold to the third party. Also, please tell us why you believe it is appropriate to present this gain as part of operating income in your statements of income or loss. Please refer to the guidance in paragraph BC56 of IAS 1.
The Company respectfully advises the Staff that the agreement to acquire 7,500,000 of its common shares from an existing shareholder in exchange for 3,422,665 common shares of Dorian was a privately negotiated transaction that was agreed to on May 29, 2014.  The agreed share prices between the Company and the counterparty to the transaction were $19.59 per share for the Dorian shares and $8.94 per share for the Company's shares.  These prices were negotiated and were based on the prevailing market prices of each security.
At the time of the transaction, the Company's carrying value of its investment in Dorian was $210.1 million, or $16.40 per share.  A gain of $10.9 million, or $3.19 per share, was recorded based on the difference between the carrying value and the agreed upon selling price.
Furthermore, the Company considers its operating activities to include anything related to the acquisition, operation and sale of shipping related assets. The Company's made its investment in Dorian in 2013 when it exchanged its Very Large Gas Carriers, or VLGC business, which included 11 VLGC newbuilding contracts, options to purchase two additional VLGCs, and a cash payment of $1.9 million for newly issued shares representing 30% of Dorian's pro-forma outstanding shares immediately following the transaction.  The Company regarded its investment in Dorian as a shipping related activity due to the nature of Dorian's operations in the seaborne transportation of liquefied petroleum gas.  Accordingly, the acquisition, impairment and sale of shares in Dorian was an activity that management considers part of its operating business (the Company also recorded an impairment of $13.9 million within operating activities relating to its investment in Dorian shares in 2014.)  BC56 of IAS 1 states that it would be inappropriate to exclude items from operating activities that are clearly related to operations because they occur irregularly or infrequently or are unusual in amount.  On this basis, the Company's policy is to include all gains and losses related to its investments in shipping related assets as operating activities.
Note 24. Subsequent Events, page F-61
3.	We note your disclosure that in March 2015 the conversion rate of your Convertible Notes was adjusted to reflect a cash dividend with respect to your common shares. Please tell us how you accounted for this modification under IAS 39.
The Company respectfully advises the staff that it has determined that its Convertible Senior Notes due 2019 (the "Notes") are non-derivative financial instruments that contain both liability and equity components.  The financial liability is the contractual obligation to make interest and principal payments and the equity component is the right of the holders of the Notes to convert the Notes into a fixed number of the Company's common shares.  In accordance with IAS 32, the liability component was measured first and is recorded at its amortized cost over the life of the instrument.  The equity component was assigned the residual amount after deducting the amount separately determined for the liability component.  The equity component was recorded as part of additional paid-in capital and is never re-measured.
The determination that the conversion feature is an equity instrument (rather than a derivative liability accounted for under IAS 39) was made on the basis that there is no variability in the number of equity instruments delivered upon conversion (i.e. the exchange meets the "fixed for fixed" requirement set forth under IAS 32).  In making this determination, the Company considered that the Notes contain a mechanism whereby the conversion rate of the Notes is adjusted for cash dividends paid by the Company.  Although this adjustment results in variability in the number of common shares delivered, the fact that this variability serves to maintain the relative economic rights of the holders of the Notes results in no violation of the "fixed for fixed" requirement.
As such, the adjustment of the conversion rate upon the payment of cash dividends does not result in an accounting entry as the liability and equity components of the instrument are not re-measured as a result of this transaction.
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265 or Keith Billotti, Esq. at (212) 574-1274.
Very truly yours, SEWARD & KISSEL, LLP By: /s/ Edward S. Horton Edward S. Horton, Esq.
Brian Lee Chief Financial Officer Scorpio Tankers Inc.

Appendix I
SCORPIO TANKERS INC.
9, Boulevard Charles III
Monaco 98000

August 11, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:	Scorpio Tankers Inc. (the "Company") Form 20-F for Fiscal Year Ended December 31, 2014 Filed March 31, 2015 File No. 001-34677
Ladies and Gentlemen:
The undersigned registrant hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours, SCORPIO TANKERS INC. By: /s/ Brian Lee Name: Brian Lee Title: Chief Financial Officer

Appendix II

Item 3. Key Information – A. Selected Financial Data
The following tables set forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010. The selected data is derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and our consolidated balance sheets as of December 31, 2014 and 2013, together with the notes thereto, are included herein. Our audited consolidated financial statements for the years ended December 31, 2011 and 2010 and our consolidated balance sheets as of December 31, 2012, 2011 and 2010, and the notes thereto, are not included herein.

	For the year ended December 31,
In thousands of U.S. dollars	2014	2013	2012	2011	2010
Consolidated income statement data
Revenue:
Vessel revenue	$342,807	$207,580	$115,381	$82,110	$38,798
Operating expenses:
Vessel operating costs	(78,823)	(40,204)	(30,353)	(31,370)	(18,440)
Voyage expenses	(7,533)	(4,846)	(21,744)	(6,881)	(2,542)
Charterhire	(139,168)	(115,543)	(43,701)	(22,750)	(276)
Impairment(1)	—	—	—	(66,611)	—
Depreciation	(42,617)	(23,595)	(14,818)	(18,460)	(10,179)
General and administrative expenses	(48,129)	(25,788)	(11,536)	(11,637)	(6,200)
Write down of vessels held for sale and loss from sales of vessels	(3,978)	(21,187)	(10,404)	—	—
Gain on sale of VLGCs	—	41,375	—	—	—
Gain on sale of VLCCs	51,419
Gain on sale of Dorian shares	10,924	—	—	—	—
Re-measurement of investment in Dorian	(13,895)	—	—	—	—
Total operating expenses	(271,800)	(189,788)	(132,556)	(157,709)	(37,637)
Operating income/(loss)	71,007	17,792	(17,175)	(75,599)	1,161
Other income and expense:
Financial expenses	(20,770)	(2,705)	(8,512)	(7,060)	(3,231)
Realized gain / (loss) on derivative financial instruments	17	3	443	—	(280)
Unrealized gain / (loss) on derivative financial instruments	264	567	(1,231)	—	—
Financial income	203	1,147	35	51	37
Share of profit from associate	1,473	369	—	—	—
Other expense, net	(103)	(158)	(97)	(119)	(509)
Total other income and expense	(18,916)	(777)	(9,362)	(7,128)	(3,983)
Net income/(loss)	$52,091	$17,015	$(26,537)	$(82,727)	$(2,822)

	For the year ended December 31,
	2014	2013	2012	2011	2010
Share data
Basic earnings / (loss) per share(2)	$0.30	$0.12	$(0.64)	$(2.88)	$(0.18)
Diluted earnings / (loss) per share(2)	$0.30	$0.11	$(0.64)	$(2.88)	$(0.18)
Cash dividends declared per common share	$0.39	$0.13	$—	$—	$—
Basic weighted average shares outstanding	171,851,061	146,504,055	41,413,339	28,704,876	15,600,813
Diluted weighted average shares outstanding	176,292,802	148,339,378	41,413,339	28,704,876	15,600,813

	As of December 31,
In thousands of U.S. dollars	2014	2013	2012	2011	2010
Balance sheet data
Cash and cash equivalents	$116,143	$78,845	$87,165	$36,833	68,187
Vessels and drydock	1,971,878	530,270	395,412	322,458	333,425
Vessels under construction	404,877	649,526	50,251	60,333	—
Total assets	2,804,643	1,646,676	573,280	448,230	412,268
Current and non-current debt	1,571,522	167,129	142,459	145,568	143,188
Shareholders' equity	1,162,848	1,450,723	414,790	286,853	264,783

	For the year ended December 31,
In thousands of U.S. dollars	2014	2013	2012	2011	2010
Cash flow data
Net cash inflow/(outflow)
Operating activities	$93,916	$(5,655)	$(1,928)	$(12,452)	$4,907
Investing activities	(1,158,234)	(935,101)	(90,155)	(122,573)	(245,595)
Financing activities	1,101,616	932,436	142,415	103,671	308,431

(1)	In the year ended December 31, 2011, we recorded an impairment charge of $66.6 million for 12 owned vessels.
(2)	Basic earnings per share is calculated by dividing the net income/(loss) attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by adjusting the net income/(loss) attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.